CURRENT “ENGINEER OF RECORD”

SB& A CONSULTING ENGINEERS, INC.
130 S. Chaparral Court, #235, Anaheim Hills, CA. 92808 (714) 921-87OO

Mr. Doug Carlson        Jan. 29, 2003
Global Modular, Inc.
1200 Airport Drive
Chowchilla, Ca. 93610

Re: Global Modular Incorporated: 24' x 40', 36' X 40', 48' x 40' all single story buildings & 24' x 40' , 48' x 40', 72’ x 40', & three double 48' x 40' - (All 2 story buildings) + 12' x 40 restroom + 30' x 32' classroom building

Dear Rob:

S.B.& A Consulting Mechanical Engineers, Inc. is pleased to provide the complete review for the following disciplines for P.C. checks & D.S.A. corrections.

1. Structural plans review for all of the listed buildings.
2. Structural calculations for all buildings including the latest seismic calculations to be  revised to the amended codes.
3. Electrical plans review.
4. HVAC plans review & checking while using the latest high energy compliant A.C. units.
5. Plumbing systems plan review.
6. Generic Title 24 & D.S.A. energy standards calculations for ENV, Mech, Electrical  formats. New calculations for each climate zone will be billed separately for all different  sites. These fees will include one climate zone only to meet D.S.A. requirements.
7. Architectural review & change of title blocks, etc. are included for all disciplines.

Fee: $21,800.00. This fee includes the complete D.S.A. review and plan checking process  through approvals. All engineering & architectural/structural approved plans shall be the  property of Global Modular, Inc.

We will use our own title blocks and assume that all plans are generally accurate and do not requires major engineering & design changes. The entire process may take 3-4 weeks.

Payment Schedule:

Retainer's Fee: $3,500.00

Balance of fees shall be billed upon completion of work. However, 80% of the balance shall be due within 30 days after billing. The balance shall be billed after the approval process is complete and shall be due 30 days after approval date,

Re-imbursables such as plotting, printing, & deliveries, etc. shall be billed as an additional service.

Please sign this agreement & mail it with the retainer's fee in order to authorize us to proceed with work. Thank you for considering S.B. & A Engineers for your needs.

Best regards,

/s/ Kris Sharma

Kris Sharma, P.E.
President, S.B.& A

Accepted /s/ Doug Carlson   Date 2-5-03